Exhibit 2

ASX
Release

20 February 2015

WESTPAC RELEASES DECEMBER 2014 PILLAR 3 REPORT AND ADVISES OF AN ACCOUNTING CHANGE THAT WILL BE MADE IN ITS 1H15 RESULT

Westpac Group today released its December 2014 Pillar 3 Report, incorporating the requirements of APS 330.  The report provides an update of Westpac’s capital ratios and key asset quality disclosures.  In a presentation attached to this release, the Group has provided more detail on capital ratios, asset quality, funding and liquidity metrics.

In summary, as at 31 December 2014, Westpac has reported:

•                    A common equity tier 1 capital ratio of 8.4%.  The ratio was lower than at 30 September 2014, following the payment of the final 2014 dividend and is consistent with the normal quarterly movements in capital ratios;

•                    Risk weighted assets (RWA) of $345bn, up 4.0% since 30 September 2014.  The strong rise in RWA over the quarter principally reflects the implementation of a new model for calculating mortgage RWA and a rise in the AUD equivalent of foreign denominated RWA following the decline in the AUD.  Together these factors contributed 3.6% to RWA growth;

•                    A liquidity coverage ratio of 112%, up from 103% at 30 September 2014;

•                    Stressed assets to total committed exposures of 114 basis points, down 10 bps since 30 September 2014; and

•                    Australian mortgage 90+ day delinquencies were 46 basis points compared to 47 basis points at 30 September 2014.

In addition to these regular disclosures, the Group is also advising that it will adopt a new accounting treatment (consistent with emerging market practice) for the fair value of derivatives in its 1H15 results.

This change introduces a Funding Valuation Adjustment (FVA) to the fair valuation of derivatives which seeks to capture their funding cost or benefit.  The initial application of FVA is estimated to have a one-off negative impact of $125 million (pre-tax) on 1H15 revenues.  This item will reduce trading income and be reflected in the results of Westpac Institutional Bank.

The final impact of this change will depend upon market movements up until balance date of 31 March 2015.  This initial FVA charge, and all subsequent positive or negative FVA movements, will be included in cash earnings.

Westpac is scheduled to announce its 1H15 results on 4 May 2015.

For Further Information

Samantha Stevens Head of Media Relations T. 02 8219 8512 M. 0400 693 915	Andrew Bowden Head of Investor Relations T. 02 8253 4008 M. 0438 284 863

Ends

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CAPITAL & ASSET QUALITY UPDATE (PILLAR 3) DECEMBER 2014 THIS DOCUMENT SHOULD BE READ IN CONJUNCTION WITH WESTPAC’S PILLAR 3 REPORT FOR DECEMBER 2014, INCORPORATING THE REQUIREMENTS OF APS330. ALL COMPARISONS IN THIS DOCUMENT REFER TO 31 DECEMBER 2014 COMPARED TO 30 SEPTEMBER 2014 UNLESS OTHERWISE STATED FEBRUARY 2015

Capital strength maintained

Key movements in capital

- Common equity Tier 1 (CET1) capital ratio was lower compared to September 2014, consistent with quarterly pattern. Movements included
  - 2014 final dividend, net of dividend reinvestment plan (DRP) issuance (73bps decrease)
  - AUD depreciation increased the AUD value of foreign denominated credit RWA (9bps decrease)
  - Changes to risk modelling resulted in higher RWA (21bps decrease)
  - Lower market risk and IRRBB[1] RWA (9bps increase)
  - Increase in capital associated with 1Q15 earnings, partially offset by a rise in capital deductions including a higher regulatory expected loss
- Preferred capital range for CET1 capital ratio unchanged at 8.75 – 9.25%

Key capital ratios (%)

	Dec-13	Mar-14	Jun-14	Sep-14	Dec-14
CET1 capital ratio	8.3	8.8	8.3	9.0	**8.4**
Additional tier 1 capital	1.5	1.5	1.7	1.6	**1.5**
Tier 1 capital ratio	9.8	10.3	10.0	10.6	**9.9**
Tier 2 capital	1.5	1.8	1.7	1.7	**1.7**
Total regulatory capital ratio	11.3	12.1	11.7	12.3	**11.6**
Risk weighted assets (RWA) ($bn)	308	322	331	331	**345**
Internationally comparable[2] CET1 capital ratio	n/a	13.1	n/a	13.1	**12.4**

CET1 capital ratio (%)


7.3
6.9
7.4
7.2
7.7
7.5
8.2
8.3
8.7
8.4
9.1
8.3
8.8
8.3
9.0
8.4
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14

CET1 capital ratio of Australian bank peers on a like for like basis after adjusting for wealth leverage[3,4] (%)


8.4
0.2
8.1
0.6
8.6
0.5
8.2
Westpac
Peer 1
Peer 2
Peer 3

1 Interest rate risk in the banking book. 2 Based on methodology consistent with that detailed in the August 2014 PwC Australian report commissioned by the Australian Bankers Association. 3 Reflects APRA clarification that holding companies now form part of the Level 2 Group for regulatory purposes. Transitional arrangements are in place. 4 All peers as at 31 December 2014. Peer 1 and 3 at 1Q15 disclosures (after dividend payment), peer 2 based on 1H15 disclosures (before dividend payment).

2 | Westpac Group Capital & Asset Quality Update - December 2014

Westpac GROUP

Modest underlying RWA growth 3 RWA movements RWA movements ($bn) Credit RWA movements by category ($bn) Credit RWA movements by exposure type ($bn) Credit RWA increased $15.1bn (5.4%) $8.5bn rise from methodology changes in probability of default (PD) estimates for mortgages. Net $0.1bn decrease from other model changes $3.6bn rise from AUD depreciation, mostly against the NZD and USD Net $1.9bn rise from portfolio growth and improved asset quality Non-credit RWA down $2.1bn IRRBB down $1.5bn from higher embedded gains Market risk RWA down $0.4bn

Funding and liquidity position maintained following introduction of LCR

Key highlights

- Funding and liquidity position maintained
- Westpac's Liquidity Coverage Ratio (LCR) 112%[1] including
  - $63bn of High Quality Liquid Assets (HQLA)
  - APRA approved access to a Committed Liquidity Facility (CLF) of $66bn for calendar year 2015
  - Changes to terms and conditions on certain deposits resulted in a reduction in customer deposit outflows for LCR purposes
- $143bn unencumbered liquid assets held as at 31 December 2014 (includes liquids not qualifying for LCR. Some liquids are also subject to haircut when included in LCR)
- Stable funding ratio maintained at 83%
  - $14.2bn of term wholesale funding raised year to date with a weighted average term to maturity of 4.1 years. This included some short term funding greater than 1 year

Liquidity coverage ratio[1] ($bn)

	Sep-14	Dec-14
High Quality Liquid Assets[2] (HQLA)	59	**63**
Committed Liquidity Facility[3] (CLF)	66	**66**
Total LCR liquid assets	125	**129**
Cash outflows in a 30-day defined stressed scenario		
Customer deposits	75	70
Wholesale funding	20	**20**
Other flows[4]	26	**26**
Total	121	**116**
LCR[1]	103%	**112%**

Stable funding ratio (%)



83%
7
10
5
9
2
7
60
1H14
83%
7
10
5
9
2
7
60
2H14
83%
7
10
5
9
2
7
60
1Q15
Wholesale Onshore <1yr 5
Wholesale Offshore <1yr 5
Wholesale Onshore >1yr
Wholesale Offshore >1yr
Securitisation
Equity
Customer deposits

1 Calculated on a spot basis as at 31 December 2014, including the CLF approved by APRA of $66bn for calendar year 2015. It is important to note that in future periods, the LCR will be reported as an average over the period, rather than on a spot basis. September 2014 LCR is on a pro forma basis. 2 HQLA of $63bn includes cash at hand (including ATMs) and other LCR qualifying liquid assets including BS-13 qualifying liquids, less RBA open repos funding end of day ESA balances with the RBA. 3 Includes RBA open repos funding end of day ESA balances with the RBA. 4 Other flows includes credit and liquidity facilities, collateral outflows and inflows from customers. 5 Includes long term wholesale funding with a residual maturity less than 1 year.

4 | Westpac Group Capital & Asset Quality Update - December 2014

Westpac GROUP

High quality credit portfolio 5 Key asset quality metrics Stressed exposures as a % of TCE Australian 90+days delinquencies (%) Provision coverage ratios Stressed assets to total committed exposures (TCE) down 10bps, the value of stressed exposures down $605m (6%) to $10.3bn Australian mortgage 90+ days delinquencies little changed down 1bp to 46bps Australian credit card 90+ days delinquencies up 9bps to 91bps in line with seasonal trends High quality New Zealand consumer portfolio maintained 90+ days mortgage delinquencies up 2bps to 23bps 90+ days credit card delinquencies down 3bps to 66bps Strong provisions and coverage Total provisions $3,527m No change to economic overlays 2H13 1H14 2H14 1Q15 Collectively assessed provisions to credit RWA 99bps 97bps 93bps 90bps Collectively assessed provisions to performing non-housing loans 142bps 134bps 129bps 129bps Impairment provisions to impaired assets 43% 46% 45% 44% Total provisions to gross loans 73bps 67bps 60bps 59bps

A well diversified portfolio across industries 6 1 Exposures at default represents an estimate of the amount of committed exposure expected to be drawn by the customer at the time of default. Chart excludes consumer lending. 2 Finance and insurance includes banks, non-banks, insurance companies and other firms providing services to the finance and insurance sectors. 3 Property includes both residential and non-residential property investors and developers, and excludes real estate agents. 4 Construction includes building and non-building construction, and industries serving the construction sector. Exposures at default1 by sector ($m) 2 3 4 Stressed exposures by industry ($bn)

Trends in key business portfolios 7 1 Includes impaired exposures in default. Segments of interest Exposure at default $10.8bn % of total portfolio 1.2% On balance sheet lending $7.8bn Average risk grade1 BBB equivalent % of mining portfolio graded as ‘stressed’1 4.75% % of mining portfolio in default 1.13% Mining portfolio at 31 December 2014 Asset quality continues to improve across the book with most portfolios recording a reduction in stress Some portfolios have experienced a rise in stress including retail, manufacturing and mining In each instance, the rise in stress is isolated to a small number of names No systemic issues are evident across the book The Group continues to hold additional economic overlay provisions for the manufacturing and mining segments Stress in the commercial property portfolio continued to reduce, down from 2.3% at FY14 to 1.9% at 1Q15, reflecting both continued improvements in asset markets and portfolio growth High quality mining portfolio Diversified by commodity, customers and region Focused on quality operators with efficient, lower cost operating models Well rated, with just over 1% of exposures in default Underwriting includes customer sensitivity to movements in commodity prices Mining portfolio by sector at 31 December 2014 Trends in key business portfolios

Investor Relations Team 8 Andrew Bowden Head of Investor Relations +61 2 8253 4008 andrewbowden@westpac.com.au Leigh Short Senior Manager +61 2 8253 1667 lshort@westpac.com.au www.westpac.com.au/investorcentre click on ‘Analyst’s Centre’ Annual reports Presentations and webcasts 5 year financial summary Prior financial results For further information on Westpac Jacqueline Boddy Director +61 2 8253 3133 jboddy@westpac.com.au Louise Coughlan Director (Rating Agencies) +61 2 8254 0549 lcoughlan@westpac.com.au Debt Investor Relations Retail Shareholder Investor Relations Rebecca Plackett Manager +61 2 8253 6556 rplackett@westpac.com.au or email: investorrelations@westpac.com.au Equity Investor Relations

Disclaimer 9 The material contained in this presentation is intended to be general background information on Westpac Banking Corporation (Westpac) and its activities. The information is supplied in summary form and is therefore not necessarily complete. It is not intended that it be relied upon as advice to investors or potential investors, who should consider seeking independent professional advice depending upon their specific investment objectives, financial situation or particular needs. The material contained in this presentation may include information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. All amounts are in Australian dollars unless otherwise indicated. This presentation contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this presentation and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions, financial support to certain borrowers, indicative drivers, forecasted economic indicators and performance metric outcomes. We use words such as ‘will’, ‘may’, ‘expect’, 'indicative', ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘probability’, ‘risk’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’, or similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those which we expect, depending on the outcome of various factors. Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section titled ‘Risk factors' in Westpac’s Annual Report for the year ended 30 September 2014 available at www.westpac.com.au. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. We are under no obligation to update any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise, after the date of this presentation.